

12062816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

AUG 29 2012

Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68502

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIP AMERICA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 WASHINGTON BOULEVARD
(No. and Street)

STAMFORD (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFFREY HARPEL 717 249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM THOMAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIP AMERICA LLC, as of JUNE 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MARIA RIGAKOS
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires
January 31, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIP AMERICA LLC

STATEMENT OF FINANCIAL CONDITION

Year Ended June 30, 2012

AND

INDEPENDENT AUDITORS' REPORT

RSSM

Rosen Seymour Shapss Martin & Company LLP

Certified Public Accountants & Profitability Consultants


1956 - 2006
50 Years
Growth • Vision • Solutions

SIP AMERICA LLC

STATEMENT OF FINANCIAL CONDITION

Year Ended June 30, 2012

AND
INDEPENDENT AUDITORS' REPORT

CONTENTS

June 30, 2012



ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP

Certified Public Accountants & Profitability Consultants


1956 - 2006
50 Years
Growth
Vision
Solutions

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
SIP America LLC

We have audited the accompanying statement of financial condition of SIP America LLC as of June 30, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SIP America LLC as of June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
August 22, 2012

STATEMENT OF FINANCIAL CONDITION

June 30, 2012

Assets	
Cash	$ 68,685
Accounts receivable	68,291
Furniture and equipment – at cost, net of accumulated depreciation	22,767
Prepaid expenses and other assets	51,341
Total assets	$ 211,084
Liabilities and Member's Equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 36,326
Total liabilities	36,326
Member's equity	
Total member's equity	174,758
Total liabilities and member's equity	$ 211,084

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission pursuant to Section 15a of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The registration became effective September 28, 2010. The Company is a wholly owned affiliate of SIP Nordic International AB LLC (the "Parent"). The Company is primarily engaged in the business of marketing structured investment products, mutual funds, and corporate debt to third party distributors. The securities products are primarily designed and issued by unrelated third parties. As part of its business, SIP America LLC provides training and education on the products to the distributors. The Company does not hold customer securities and therefore the Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i), and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System.

2. Significant Accounting Policies

Fee Income

Fee income is recognized when earned.

Accounts Receivable

The Company evaluates collectability of accounts receivable based on the credit-worthiness of each customer. An allowance for doubtful accounts is established, if necessary, based on the results of management's assessment. At June 30, 2012 an allowance for doubtful accounts was not necessary.

Furniture and Equipment

Furniture and equipment are stated at cost and are being depreciated over their useful lives, using the straight-line method. Major expenditures for furniture and equipment and those which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Income Taxes

The Company was organized as a limited liability company in 2009 and is included in the federal corporate tax returns filed by SIP Nordic International AB. Accordingly, no provisions for income taxes are required in this financial statement as the items of income or loss will be included in the tax returns of the Parent.

Although, as a limited liability company, the Company is not subject to federal, state, or local income taxes, the effects of an uncertain tax position, if any, may have an impact on the tax return of its Parent. Therefore, accounting principles generally accepted in the United States of America ("GAAP") require that any such effects be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the

outcome that will likely be sustained under examination. As of June 30, 2012 the Company has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statement.

The Parent's income tax returns for the years 2010 and 2011 are subject to examination by federal, state and local income tax authorities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Furniture and Equipment

Furniture and equipment, net include the following:

	Life – Years	
Furniture and equipment	2	$ 36,682
Less accumulated depreciation / amortization		13,915
Net furniture and equipment		$ 22,767

Depreciation expense aggregated $9,971.

4. Commitments and Contingencies

Operating Leases

The Company is obligated under an operating lease for office space. The lease commenced on July 1, 2012. Future minimum lease payments required under this lease are as follows:

Year Ending June 30,	Minimum Payment
2013	$ 63,808
2014	65,802
2015	69,790

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). During the first year of operations as a broker-dealer the Company was required to maintain net capital equal to the greater of $5,000 or 12.5% of aggregate indebtedness. At June 30, 2012, the Company had net capital of $32,359 which was $27,359 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.12 to 1.

6. Concentrations of Credit Risk

The Company maintains its cash in a bank deposit account which, at times may exceed federal insured limits; however, the Company believes that its risk of loss is negligible. At June 30, 2012, no deposits in the account exceeded the federally insured limit.

7. Subsequent Events

The Company has evaluated its subsequent events through August 22, 2012, the date that the accompanying financial statement was available to be issued. The Company had no material subsequent events requiring disclosure.